Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

TEVOGEN INC.

Tevogen Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Certificate of Incorporation (this “Amendment”) to permit stockholder action by written consent.

SECOND: That this Amendment was duly adopted in accordance with the terms of the Corporation’s Certificate of Incorporation and the provisions of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: That upon the effectiveness of this Amendment, the Corporation’s Certificate of Incorporation is hereby amended such that Section 7.01 of ARTICLE VII is amended and restated in its entirety to read as set forth below, with no changes to be made to the subsequent sections of ARTICLE VII:

Section 7.01 Stockholder Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation may be taken by written consent in lieu of a meeting in accordance with Section 228 of the Delaware General Corporation Law, this Certificate of Incorporation and the Bylaws of the Corporation.

FOURTH: This Amendment shall be effective immediately upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by Ryan Saadi, its Chief Executive Officer, this 25th day of August, 2026.

TEVOGEN INC.

By:	/s/ Ryan Saadi
Name:	Ryan Saadi
Title:	Chief Executive Officer